

Mail Stop 4720

January 25, 2017

Via E-mail
Tushar Morzaria
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom

> **Re:** **Barclays PLC**
> **Barclays Bank PLC**
> **Forms 20-F for the Fiscal Year Ended December 31, 2015**
> **Response dated November 10, 2016**
> **Form 6-K Filed October 27, 2016**
> **File Nos. 001-09246 and 001-10257**

Dear Mr. Morzaria:

We have reviewed your November 10, 2016 response to our comment letter and the Form 6-K referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K Filed October 27, 2016

Exhibit 99.1

Certain Non-IFRS Measures, page 1

1.   We note your Q3 2016 Results Announcement contains extensive non-IFRS financial measures throughout Exhibit 99.1. However, the only disclosure or labeling of the non-IFRS measures is contained on pages 1-2 of the Exhibit. Please revise future filings to more clearly highlight throughout your filings, on Form 6-K and Form 20-F, any non-IFRS measures. For example, given that many pages of the Exhibit consist entirely of non-IFRS measures, consider disclosing at the top of the page that all of the information

on the page is on a non-IFRS basis.

2.   We note your disclosure that a reconciliation of Barclays Core results is provided on page 18. However, on page 18, you simply present the Barclays Core results, and have a footnote to the table describing how the Core results are calculated, and refer the reader to pages 10 to 14 for the three applicable IFRS 8 operating segments. Please revise future filings to present a reconciliation that shows the applicable IFRS 8 operating segments being summed together to arrive at the Core results presented.

3.   We note your discussion of basic earnings/(loss) per share excluding notable items. However, we note that you have not shown the reconciliation of this non-IFRS measure, nor disclosed in this document the number of weighted average shares outstanding in order to recalculate this non-IFRS measure. Please revise future filings to provide a reconciliation of this measure and disclose all of the necessary components of the calculation.

Performance Highlights, page 3

4.   We note that you present return on average tangible equity, average tangible shareholders' equity, and tangible net asset value per share on page 3, but have not identified these as non-IFRS measures anywhere in the Exhibit.   Additionally, on page 17 you also present return on average tangible equity excluding notable items, and have not identified it as a non-IFRS measure. Please identify these measures as non-IFRS measures and provide a reconciliation showing the calculation of each of these non-IFRS measures. Additionally, please provide the comparative IFRS measure, giving it equal or greater prominence to the non-IFRS measure, for each of these non-IFRS measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

5.   We note that you present Core and Non-Core basic earnings/(loss) per share, as well as Core and Non-Core basic earnings(loss) per share excluding notable items on pages 4, 18 and 19, but have not identified them as non-IFRS measures anywhere in the Exhibit. Please identify each of these measures as non-IFRS and provide a reconciliation of each of the non-IFRS measures.

6.   We note that you present Core and Non-Core return on average tangible equity, as well as Core and Non-Core return on average tangible equity excluding notable items on page 4, but have not identified them as non-IFRS measures anywhere in the Exhibit. Additionally, we note you present average allocated tangible equity and period end allocated tangible equity on both a Core and Non-Core basis, but have not identified them as non-IFRS measures. Please identify each of these measures as non-IFRS measures and provide a reconciliation for each of the non-IFRS measures presented in your filing. Additionally, please provide the comparative IFRS measure, giving it equal or greater prominence to the non-IFRS measure, for each of these non-IFRS measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

Results by Business, page 10

7.   We note that you present return on average tangible equity, average allocated tangible equity and average tangible equity excluding notable items for each of your segments on page 6, pages 10-14 and pages 20-24, but you have not identified them as non-IFRS measures anywhere in the Exhibit. Please identify each of these measures as non-IFRS and provide a reconciliation for each of the non-IFRS measures presented in your filing. Additionally, please provide the comparative IFRS measure, giving it equal or greater prominence to the non-IFRS measure, for each of these non-IFRS measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

        You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or me at (202) 551-3512 with any questions.

                                        Sincerely,

                                        /s/ Stephanie L. Sullivan

                                        Stephanie L. Sullivan
                                        Senior Technical and Policy Advisor
                                        Office of Financial Services